Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRANT OF SHARE OPTIONS

AND RESTRICTED SHARES BY A SUBSIDIARY

The Board announces that on June 28, 2013, MCP has granted (i) share options to subscribe for a total of 120,826,336 MCP Shares; and (ii) restricted shares in respect of a total of 60,413,167 MCP Shares, pursuant to the MCP Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on June 28, 2013, Melco Crown (Philippines) Resorts Corporation (“MCP”), a company formed under the laws of the Philippines whose shares are listed on the Philippine Stock Exchange and a subsidiary of the Company, has granted to certain employees and directors of the Company and MCP and other eligible participants of the share incentive plan of MCP (the “MCP Share Incentive Plan”) (i) share options (the “MCP Share Options”) to subscribe for a total of 120,826,336 ordinary shares of Php1.00 each of MCP (the “MCP Shares”) and (ii) restricted shares in respect of a total of 60,413,167 MCP Shares (the “MCP Restricted Shares”) pursuant to the share incentive plan of MCP (the “MCP Share Incentive Plan”). Details of the aforesaid are as follows.

The total number of underlying MCP Shares (“Underlying Shares”) related to the aforesaid MCP Share Options and MCP Restricted Shares granted is 181,239,503 shares. As of the date of grant, MCP has obtained formal written approval from the Securities and Exchange Commission of the Philippines (“SEC”) to exempt from registration the issuance of up to 175,793,085 Underlying Shares upon exercise of MCP Share Options and/or grant of MCP Restricted Shares pursuant to the MCP Share Incentive Plan. MCP has filed a request for exemption for the issuance of the additional 5,446,418 Underlying Shares (“Relevant Shares”) and MCP does not foresee any issue in obtaining such approval from the SEC. None of the MCP Share Options or MCP Restricted Shares related to the Relevant Shares were granted to the directors of the Company or MCP.

Details of the grant are as follows:

(i)	MCP Share Options

Date of grant	June 28, 2013
Exercise price	*PHP8.30 per MCP Share
Number of Underlying MCP Shares involved	120,826,336
Closing price of the MCP Shares on the date of grant	PHP8.30 per MCP Share
Validity period of the MCP Share Options	The MCP Share Options are valid for a period of 10 years from the date of grant

*	PHP means Philippines peso, the lawful currency of the Republic of the Philippines

Among the MCP Share Options granted above, MCP Share Options to subscribe for 53,324,859 MCP Shares were granted, with the approval of the compensation committee of MCP and the approval of the independent non-executive directors of the compensation committee of the Company, to the following directors of the Company and details are as follows:

		Number of
		underlying
		MCP Shares
Name	Position	involved
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	15,607,276
Mr. James Douglas Packer	Co-chairman and non-executive director	15,607,276
Mr. Yuk Man Chung	Non-executive director	10,404,851
Mr. William Todd Nisbet	Non-executive director	7,803,638
Mr. James Andrew Charles MacKenzie	Independent non-executive director	1,950,909
Mr. Yiu Wa Alec Tsui	Independent non-executive director	1,950,909

(ii)	MCP Restricted Shares

Date of grant	June 28, 2013
Number of MCP Shares involved	60,413,167
Vesting Period	3 years from the date of grant

Among the MCP Restricted Shares granted above, 26,662,430 MCP Restricted Shares were granted, with the approval of the compensation committee of MCP and the approval of the independent non-executive directors of the compensation committee of the Company, to the following directors of the Company and details are as follows:

					Vesting date
Name	Position in the Company	Number of MCP Restricted Shares	Number of underlying MCPShares involved	30 days after the opening of Melco Crown Philippines resort	Apr 29, 2015	Apr 29, 2016
Mr. Lawrence Yau Lung Ho	Co-chairman, chiefexecutive officer and executive director	7,803,638	7,803,638	2,601,213	2,601,213	2,601,213
Mr. James Douglas Packer	Co-chairman and non-executive director	7,803,638	7,803,638	2,601,213	2,601,213	2,601,212
Mr. Yuk Man Chung	Non-executive director	5,202,425	5,202,425	1,734,142	1,734,142	1,734,141
Mr. William Todd Nisbet	Non-executive director	3,901,819	3,901,819	1,300,606	1,300,606	1,300,607
Mr. James Andrew Charles MacKenzie	Independent non-executive director	975,455	975,455	325,152	325,152	325,151
Mr. Yiu Wa Alec Tsui	Independent non-executive director	975,455	975,455	325,152	325,152	325,151

The grant of MCP Restricted Shares in this announcement does not constitute non-exempt connected transactions under Chapter 14A of the Listing Rules and does not constitute notifiable transactions under Chapter 14 of the Listing Rules.

Macau, July 2, 2013

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

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